Votem Corp.



ANNUAL REPORT

2515 Jay Avenue

Cleveland, OH 44113

(216) 930-4300

http://votem.com

This Annual Report is dated May 1, 2024.

BUSINESS

Company Overview

Votem Corp is a C-Corporation organized under the laws of the state of Delaware. Votem offers a suite of election management services from online voting via blockchain (and non-blockchain) to our exclusive FastPass Voting where voters can avoid the long poll lines by marking their ballot on their mobile device and immediately print out a pre-marked, tabulatable ballot.

Election management bodies pay Votem for supporting their elections. These election management bodies include cities, counties, and states in the public sector as well as a variety of different organizations for private elections (Emmys, Rock Hall, Associations, Pension Funds, etc.). Votem is working to transform the voting process as we know it.

Our FastPass Voting® core technology was developed in 2018 and deployed in LA County at over 30,000 poll stations during the 2020 elections.

The elections market is a $888m a year global industry projected to grow to $1.39b by 2028 serving public (governmental) & private (associations, labor unions, fan voting, etc.) entities. Voting happens for everything from the Emmys (private), to presidential elections (public) - all of which we've supported! We believe the industry is essentially recession-proof because elections always take place regardless of the economic environment.

We charge an annual subscription fee to utilize our CastIron® elections management platform and charge additional fees for election services such as Voter Help Desk, customized integration, etc. as needed. Votem has tallied over 13 million votes on its Castiron® elections management platform to date.

Intellectual Property

The Company holds a patent for "Express Voting" (U.S. Patent # 10,109,129) and several trademarks including "Voting for a mobile world" and "FastPass Voting".

SAFT Exchange Offer

The Company previously raised funds through the offering and sale of rights to receive the Company's VAST Tokens (as defined in the SAFTs) when and if the VAST Tokens were fully developed and issued in connection with a platform launch pursuant to Simple Agreements for Future Tokens in two series. The terms of the SAFTs entitled the holders to receive VAST Tokens (when and if developed and launched) in exchange for their SAFTs, upon a public Application Launch, at varying discount rates depending on the purchase amount of the SAFT. The terms of the SAFT's, provided for the termination of the SAFTs if the Application Launch did not occur by December 31, 2022, unless extended by the company. In connection with the Regulation CF Offering, the Company will effect an exchange offer of Non-Voting Common Stock of the Company in exchange for the terminated SAFTs (a "SAFT Exchange Offer") with the exchange rate being the same price as the Regulation CF Offering (with no bonus eligibility). If all SAFT holders elect to exchange their SAFTs for Non-Voting Common Stock, an additional 120,965 shares of common stock will be outstanding (rounded to the nearest whole number).

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2023 was $59,265 compared to $274,710 in the fiscal year 2022. Our revenues decreased during 2023 due to being an "off-election year."
Cost of sales

The Cost of Sales for fiscal year 2023 was $1,761, compared to $68,977 for fiscal year 2022. The Company decreased its COGS in line with its revenue reduction.

Gross margins

Gross margins for fiscal year 2023 were $57,504 compared to $205,733 in fiscal year 2022, which was a direct result of lower revenues in the off-election year.

Expenses

Expenses for fiscal year 2023 were $169,167 compared to $437,257 in fiscal year 2022, as we reduced all expenses and personnel-related costs to compensate for the revenue reduction.

Historical results and cash flows:

The Company is currently in the growth phase overall but transitioning away from online voting in the public sector to our FastPass Voting solution which we consider to be in the in the initial production stages. We will continue to grow our revenues for online voting and serve our private sector customers as we build out and scale up FastPass Voting. We believe that historical cash flows will indicate the revenue and cash flows expected for the future because of the initial platform enhancement and sales and marketing costs related to getting this into the U.S. elections market. Our goal is to become cash flow neutral to positive within the next 18 months so that any future fund-raising is considered purely growth capital.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,539.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Loan
Amount Owed: $484,309.00
Interest Rate: 3.75%
Maturity Date: February 23, 2051

Creditor: Loan Payable- former employee
Amount Owed: $50,044.00

Interest Rate: 0.0%

Creditor: Peter Martin
Amount Owed: $296,219.00
Interest Rate: 0.0%

The imputed interest for 0% interest loans was deemed immaterial and thus unrecorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter G. Martin
Peter G. Martin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: CEO & Founder, Director
Dates of Service: January, 2015 - Present
Responsibilities: Oversee the strategic direction of the organization; Media obligations and public relations; Capital raising Management of senior leadership; Maintain accountability with the board and investors; Oversee and monitor company performance; Nurture working culture and environment. Mr. Martin has an annual salary of $150,000 and he currently owns approximately 61.21% of the Company on a fully diluted basis.

Other business experience in the past three years:
Employer: Interev, Inc. (dba: AskMyBoard)
Title: Founder and Advisor
Dates of Service: January, 2010 - Present
Responsibilities: Mr. Martin has helped other business owners prepare for and sell their company's through AskMyBoard

Other business experience in the past three years:
Employer: Forbes Technology Council
Title: Official Member
Dates of Service: September 2017 - 2021
Responsibilities: Official Member of Forbes Technology Council

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Peter G. Martin (Voting power calculated assuming 2,500,000 preferred shares are converted to common stock, 200,509 outstanding shares of Voting Common Stock warrants are exercised, and 222,745 shares of Non-Voting Common Stock reserve options are issued and exercised, but not including SAFTs converted in the SAFT Exchange Offer.)

Amount and nature of Beneficial ownership: 1,500,000

Percent of class: 61.21

RELATED PARTY TRANSACTIONS

Name of Entity: Peter Martin
Relationship to Company: Officer, Director, 20%+ Owner
Nature / amount of interest in the transaction: Peter Martin currently has a long-term member note with the Company that currently stands at $296,213 on 12/31/2023.

Material Terms: During the past period, the Company borrowed money from the owner Peter Martin. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan is classified as current. As of December 31, 2022 and December 31, 2023, the outstanding balance of the loan is $213,477 and $296,219, respectively.

OUR SECURITIES

Voting Common Stock
The amount of security authorized is 5,000,000, with a total of 1,846,850 outstanding.

Voting Rights: One vote per share of Voting Common Stock.

Material Rights:
The amount outstanding includes 200,509 shares of Voting Common Stock reserved for issuance upon exercise of outstanding common stock purchase warrants.

Liquidation Preference:
Series A Preferred Shares and Series B Preferred Shares have liquidation preference over Common Stock as outlined in the Series A Preferred Shares Material Rights section below.

Non-Voting Common Stock
The amount of security authorized is 1,000,000 with a total of 222,745 outstanding.
Voting Rights:
There are no voting rights associated with Non-Voting Common Stock.
Material Rights:
The total amount outstanding includes 222,745 shares of Non-Voting Common Stock reserved for issuance upon exercise of outstanding and reserved but unissued stock options. The total amount does not include shares offered pursuant to an Exchange Offering for current SAFT owners.

The outstanding shares do not include shares contemplated to be issued via a future SAFT Exchange Offering for shares of Non-Voting Common Stock on the same price terms as this offering (without bonus shares). Please see the Dilution section for information on how this may affect your investment.

Liquidation Preference
Series A Preferred Shares and Series B Preferred Shares have liquidation preference over Common Stock as outlined in Series A Preferred Shares Material Rights section.

Series A Preferred Stock
The amount of security authorized is 250,000 with a total of 160,000 outstanding.
Voting Rights
The Holders of Series A Preferred Stock and Series B Preferred Stock vote together with the holders of Voting Common Stock on an as-converted basis (currently, 1:1) and not as a separate class except as otherwise provided herein for Series A Preferred Stock or as otherwise required by law. Each holder of shares of Series A Preferred Stock will have a number of votes equal to the number of shares of Voting Common Stock then issuable upon conversion of such Series A Preferred Stock (as applicable).

Material Rights
Holders of Series A Preferred Stock and Series B Preferred Stock have the following rights as detailed in our Investor Rights Agreement and our Second Amended and Restated Certificate of Incorporation ("Charter") (Exhibit F). For further information on the material rights on this class of securities, please refer to the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Drag Along Rights
Upon approval by the Board and the holders of at least a majority of the shares of then outstanding Common Stock in favor of a sale of the Company or substantially all of its assets (whether by merger, asset sale, sale of shares or otherwise) ("Company Sale"), all current and future holders of Preferred B Shares, Preferred A Shares and Common Stock (or options therefor) will be required to vote their shares in favor of the Company Sale, tender their shares, refrain from raising or asserting any dissenter or appraisal rights thereto and to not take any other action opposing such Company Sale, and executing the documentation reasonably related thereto.

Right of First Refusal/Right of Co-Sale (Tag-Along Rights)
The Company, first, and the holders of the Preferred A Shares and Preferred B Shares, second (collectively as a single class), have a right of first refusal with respect to any shares of capital stock of the Company proposed to be sold by Mr. Martin, with a right of oversubscription for shares unsubscribed by the other holders of the Preferred A Shares and Preferred B Shares. Before Mr. Martin may sell Common Stock, he must give the holders of the Preferred A Shares and the Preferred B Shares an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating holders of Preferred A Shares and Preferred B Shares.

Election of Directors
The Company's Board of Directors consists of five (5) members. The holders of a majority of the Company's Series A Preferred Stock are entitled to elect one (1) member of the Board of Directors (the "Series A Director"), the holders of a majority of the Company's Preferred B Shares are entitled to elect one (1) member of the Board of Directors (the "Series B Director," together with the Series A Director, the "Preferred Directors"), the holders of a majority of the Company's Common Stock are entitled to elect two (2) members of the Board of Directors, and one (1) individual shall be designated by the holders of a majority of the Common Stock, and who is approved by the Preferred Directors. Currently, the Board of Directors is comprised solely of Mr. Martin, with four vacancies on the Board of Directors to be filled by the holders of Preferred Stock as set forth above.

Liquidation Preference
In the event of any liquidation, dissolution or winding up of the Company, the proceeds will be paid as follows: First, to the Investors, on a pari passu, as-converted basis, an amount equal to 1x the amount paid for such Preferred B Shares held by such holders (the "Preference Amount") subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such Preferred B Shares. Second, to the holders of the Company's Series A Preferred Stock (the "Preferred A Shares" and, together with the Preferred B Shares, the "Preferred Shares") an amount equal to 1x the amount paid for such Preferred A Shares held by such

holders. Thereafter, any remaining funds and assets of the Company legally available for distribution to stockholders will be distributed pro rata among the holders of Common Stock, holders of Series A Preferred Stock (on an as converted to Common Stock basis) and holders of Series B Preferred Stock (on an as converted to Common Stock basis).

Conversion Rights
Holders of the Series A Preferred Stock and Series B Preferred Stock shall have conversion rights and obligations as outlined in Exhibit F of Form C.

Series B Preferred Stock
The amount of security authorized is 600,000 with a total of 221,115 outstanding.

Voting Rights
The Holders of Series A Preferred Stock and Series B Preferred Stock vote together with the holders of Voting Common Stock on an as-converted basis (currently, 1:1) and not as a separate class except as otherwise provided herein for Series B Preferred Stock or as otherwise required by law. Each holder of shares of Series B Preferred Stock will have a number of votes equal to the number of shares of Voting Common Stock then issuable upon conversion of such Series B Preferred Stock (as applicable).

Material Rights
Holders of Series B Preferred Stock have the same rights as described in Series A Preferred Stock's Material Rights section above. For further information on the material rights on this class of securities, please refer to the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Undesignated Preferred Stock
The amount of security authorized is 1,650,000 with a total of 0 outstanding.

Voting Rights
There are no voting rights associated with Undesignated Preferred Stock.

Material Rights
Subject to our agreements with our stockholders and our Charter, our Directors have the right to issue additional shares of Preferred Stock (up to the maximum authorized) with such number, designations, and rights as the Directors deem to be in the best interests of the Company. There are 1,650,000 shares of Undesignated Preferred Stock remaining to be issued.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Non-Voting Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to execute its business plan and grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that some of our products in the development stage may never become operational products or that such products may never be used to engage in transactions. It is possible that the failure to release such products is the result of a change in our business model upon the Company's making a determination that such business model is no longer in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage with our new products. Delays or cost overruns in the development of our products or failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our new products, if and when developed, will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We compete with larger, established companies that currently have products on the market and/or various respective product development programs. Many have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and minimal revenue. If you are investing in our Company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns patents, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business The Company's founder, Mr. Martin, is critical to the success of the business. Should Mr. Martin become unable or unavailable to assist the Company, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology providers or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Political Risk Many states and individuals are concerned about election integrity. Those states or individuals may be skeptical of new voting technology and may file lawsuits to block results possibly harming the Company's reputation. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents, trademark, or copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Votem Corp.

By   /s/ *Peter Martin*

     Name: <u>Votem Corp</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Balance Sheet

Votem

2023

Basis of Preparation

This report is prepared solely for the confidential use of Votem. In the preparation of this report Votem has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission.

Votem neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Balance Sheet

BALANCE SHEET	2023	2022	Variance %	Variance $	Common Size %
ASSETS					
Cash & Equivalents	$1,539	$23,849	-93.55%	($22,310)	0.1%
Accounts Receivable	$38,850	$0	-	$38,850	2.3%
Other Current Assets	$1,257,687	$1,266,593	-0.70%	($8,906)	74.4%
Total Current Assets	**$1,298,076**	**$1,290,442**	**0.59%**	**$7,634**	**76.8%**
Fixed Assets	$0	$0	0.00%	$0	0.0%
Intangible Assets	$352,812	$352,812	0.00%	$0	20.9%
Investments or Other Non-Current Assets	$40,176	$39,928	0.62%	$248	2.4%
Total Non-Current Assets	**$392,988**	**$392,741**	**0.06%**	**$248**	**23.2%**
Total Assets	**$1,691,064**	**$1,683,182**	**0.47%**	**$7,881**	**100.0%**
LIABILITIES					
Short Term Debt	$0	$2,360	-100.00%	($2,360)	0.0%
Accounts Payable	$952,659	$922,138	3.31%	$30,521	56.3%
Tax Liability	$245	$245	0.10%	$0	0.0%
Other Current Liabilities	$57,361	$57,353	0.01%	$7	3.4%
Total Current Liabilities	**$1,010,265**	**$982,096**	**2.87%**	**$28,169**	**59.7%**
Other Non-Current Liabilities	$1,056,892	$971,360	8.81%	$85,532	62.5%
Total Non-Current Liabilities	**$1,056,892**	**$971,360**	**8.81%**	**$85,532**	**62.5%**
Total Liabilities	**$2,067,157**	**$1,953,456**	**5.82%**	**$113,701**	**122.2%**
EQUITY					
Retained Earnings	($4,348,625)	($4,045,660)	-7.49%	($302,966)	-257.2%
Current Earnings	($110,841)	($302,982)	63.42%	$192,141	-6.6%
Other Equity	$4,083,373	$4,078,367	0.12%	$5,006	241.5%
Total Equity	**($376,093)**	**($270,274)**	**-39.15%**	**($105,819)**	**-22.2%**
Total Liabilities & Equity	**$1,691,064**	**$1,683,182**	**0.47%**	**$7,881**	**100.0%**



Profit & Loss

Votem

2023

Basis of Preparation

This report is prepared solely for the confidential use of Votem. In the preparation of this report Votem has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission.

Votem neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Profit & Loss

PROFIT & LOSS	2023	2022	Variance %	Common Size %	YTD
Revenue	$59,265	$274,710	-78.43%	100.0%	$59,265
Cost of Sales	$1,761	$68,977	-97.45%	3.0%	$1,761
Gross Profit	**$57,504**	**$205,733**	**-72.05%**	**97.0%**	**$57,504**
Expenses	$169,167	$412,883	-59.03%	285.4%	$169,167
Operating Profit	**($111,663)**	**($207,150)**	**46.10%**	**-188.4%**	**($111,663)**
Other Expenses	$0	$101,035	-100.00%	0.0%	$0
Earnings Before Interest & Tax	**($111,663)**	**($308,185)**	**63.77%**	**-188.4%**	**($111,663)**
Tax Expenses	($821)	($5,220)	84.26%	-1.4%	($821)
Earnings After Tax	**($110,841)**	**($302,965)**	**63.41%**	**-187.0%**	**($110,841)**
Net Income	**($110,841)**	**($302,965)**	**63.41%**	**-187.0%**	**($110,841)**



Cash Flow Statement

Votem

2023

Basis of Preparation

This report is prepared solely for the confidential use of Votem. In the preparation of this report Votem has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission.

Votem neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Cash Flow Statement

CASH FLOW STATEMENT	2023	2022
OPERATING ACTIVITIES		
Net Income	($110,841)	($302,965)
Change in Accounts Payable	$30,521	($22,987)
Change in Other Current Liabilities	$7	($494)
Change in Tax Liability	$0	($17)
Change in Accounts Receivable	($38,850)	$2,441
Change in Other Current Assets	$8,906	$1,510
Cash Flow from Operating Activities	**($110,256)**	**($322,511)**
INVESTING ACTIVITIES		
Change in Intangible Assets	$0	$2,580
Change in Investments or Other Non-Current Assets	($248)	$113,147
Cash Flow from Investing Activities	**($248)**	**$115,727**
FINANCING ACTIVITIES		
Change in Other Equity	$5,006	$0
Change in Earnings not attributable to Retained Income	$16	($1,092)
Change in Short Term Debt	($2,360)	($37,023)
Change in Other Non-Current Liabilities	$85,532	$8,206
Cash Flow from Financing Activities	**$88,194**	**($29,908)**
Change in Cash & Equivalents	**($22,310)**	**($236,693)**
Cash & Equivalents, Opening Balance	$23,849	$260,541
Cash & Equivalents, Closing Balance	$1,539	$23,849

NOTE 1 – NATURE OF OPERATIONS

Votem Corp was formed on 01/01/2016 ("Inception") in the State of Ohio. The financial statements of Votem Corp (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cleveland, Ohio.

Votem Corp is a C-corporation organized under the laws of the state of Delaware. Votem offers a suite of election management services, from online voting via blockchain (and non-blockchain) to our exclusive FastPass Voting, where voters can avoid the long poll lines by marking their ballot on their mobile device and immediately printing out a pre-marked, tabulatable ballot.

Election management bodies pay Votem to support their elections. These bodies include cities, counties, and states in the public sector as well as various organizations for private elections (Emmys, Rock Hall, Associations, Pension Funds, etc.). Votem is working to transform the voting process as we know it.

Our FastPass Voting® core technology was developed in 2018 and deployed in LA County at over 30,000 poll stations during the 2020 elections.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

>   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

>   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

>   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from 2022 when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for all periods since inception and including the past three years.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: SBA Loan
Amount Owed: $484,309.00
Interest Rate: 3.75%
Maturity Date: February 23, 2051

Creditor: Loan Payable- former employee
Amount Owed: $50,044.00
Interest Rate: 0.0%

Creditor: Peter Martin
Amount Owed: $296,219.00
Interest Rate: 0.0%

The imputed interest for 0% interest loans was deemed immaterial and thus unrecorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 6,000,000 shares of our common stock with par value of $0.___. As of 12/31/2023 the company has currently issued 2,075,932 shares of our common stock.

We have authorized the issuance of 2,500,000 shares of our preferred stock with par value of $0.___. As of 12/31/2024 the company has currently issued 381,115 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding debt to Peter Martin in the amount of $296,219.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, ___Peter Martin________ (Print Name), the ___CEO_____(Principal Executive Officers) of __Votem Corp______________(Company Name), hereby certify that the financial statements of ___Votem Corp___________________ (Company Name) and notes thereto for the periods ending _2022______________ (first Fiscal Year End of Review) and __2023__ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, Votem Corp has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __26th of April, 2024_____ (Date of Execution).

Peter D. Martin______________________ (Signature)

____CEO______________ (Title)

__April 26, 2024 _________ (Date)

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit [1]	Total Stockholders' Deficit [2]
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -		$	$ -
Issuance of founders stock	-	-	-	-	$ 3,905,827	$ (5,595,560)	(1,689,733)
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	347,773	2,381,465	1,672,607	1,673	-	-	2,383,138
Net income (loss)	-	-	-	-	-	(59,265)	(59,265)
31-Dec-23	347,773	$ 2,381,465	1,672,607	$ 1,673	$ 3,905,827	$ (5,654,825)	$ 634,140
Shares issued for services	-	-	-	-		-	-
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-	-	-
31-Dec-23	347,773	$ 2,381,465	1,672,607	$ 1,673	$ 3,905,827	$ (5,654,825)	$ 634,140
Shares issued for debt conversion	-	-				-	-
Shares issued for cash	-	-				-	-
Shares issued for services	-	-				-	-
Conversion of preferred stock	-	-	-	-		-	-
Discount on convertible debt	-	-	-	-		-	-
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2023	347,773	$ 2,381,465	1,672,607	$ 1,673	$ 3,905,827	$ (5,654,825)	$ 634,140

[1] davidg:
If totals are positive numbers, change to "Retained Earnings"

[2] davidg:
If totals are positive, changed to "Stockholders' Equity"

CERTIFICATION

I, Peter Martin, Principal Executive Officer of Votem Corp., hereby certify that the financial statements of Votem Corp. included in this Report are true and complete in all material respects.

Peter Martin

CEO